February 2, 2024

VIA EDGAR CORRESPONDENCE

Ms. Megan F. Miller Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure and Review Office
3 World Financial Center
New York, New York 10281

Re:	Brown Advisory Funds File Nos. 333-181202 and 811-22708

Dear Ms. Miller:

  On behalf of Brown Advisory Funds (the “Trust”) and each of its separate investment series (the “Funds”), I wish to respond to the comments that I received from you via telephone with respect to your review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the content of the Trust’s financial statement filings made on behalf of the Funds in its Form N-CSR.  The proposed responses on behalf of the Trust to each of your comments are set forth below.

1.  Form N-CSR – Brown Advisory Mortgage Securities Fund

Comment: Please explain the Brown Advisory Mortgage Securities Fund’s policies as to when the management discussion of fund performance will include a discussion of the impact of derivatives on performance.

Response: In connection with the presentation of Management’s Discussion of Fund Performance that is included in the Fund’s Annual Report to Shareholders in accordance with Item 27(b)(7) of Form N-1A, it is the policy of the Fund to provide relevant disclosure regarding the impact of the use of derivatives-related investments on the Fund’s performance in a manner that is consistent with the Staff’s guidance as set forth in the July 30, 2010 letter from Barry D. Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute.  Accordingly, the Fund will provide a discussion of the impact of derivatives-related investments on the Fund’s performance to the extent that such derivatives usage materially impacts the Fund’s overall investment performance.  Please note that for the Fund’s most recently completed fiscal year, the Fund’s usage of derivatives-related investments was generally limited such that the usage of such instruments did not materially impact the Fund’s investment performance.  This will confirm that to the extent that the use of derivatives-related investments for the Fund is determined to have materially impacted the Fund’s performance for a particular financial period, the Fund will provide applicable disclosure in its report to shareholders for such period.

BROWN ADVISORY
901 South Bond Street, Suite 400, Baltimore, MD 21231
410-537-5400   800-645-3923

www.brownadvisory.com

2.  Form N-CSR – Brown Advisory Sustainable Growth Fund

Comment: The Brown Advisory Sustainable Growth Fund appears to have invested more than 25% of its assets in the Information Technology sector. Please explain how a 25% or more allocation to a single sector is consistent with the Fund’s fundamental investment policy to not invest more than 25% of its assets in securities of issuers conducting their principal business activities in the same industry. In addition, please indicate whether the Trust has considered adding disclosure to the Prospectus for the Fund disclosing its investment in a single investment sector as a principal investment strategy of the Fund as well as the risks of investing a significant portion of its assets in a single investment sector.

Response: It is first noted that while Section 8(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) requires, in part, that an investment company disclose in its Registration Statement on Form N-1A whether it reserves the freedom to concentrate its investments in a particular “industry or group of industries”, the Act does not, in fact, define the phrase “industry or group of industries”, and nor has the Commission formally done so.  It is further noted that former Guide 19 to Form N-1A stated that “[a] registrant may…select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different”.1  While former Guide 19 does not apply to registration statements currently filed by investment companies with the Commission on Form N-1A, the Commission has nonetheless continued to cite this portion of former Guide 19 approvingly with respect to a registrant’s industry concentration.2

The Trust employs a reasonable definition of industry and group of industries for purposes of identifying the industries in which each of the Funds in the Trust invests and the Trust does not believe that it is reasonable to equate the more narrow concept of “industry or group of industries” as contemplated by Section 8(b)(1) with the much broader concept of industry “sector” (which generally encompasses multiple industries in its composition).  Accordingly, the Trust is of the view that the Sustainable Growth Fund is in full compliance with its fundamental investment policy when investing in certain separate industries, even though, when aggregated, these separate and discrete industries may be deemed to comprise a single, broadly construed industry “sector”.

_____________________________

[1]	See, Registration Form Used by Open-End Management Investment Companies, SEC Release No. 13436 at Guide 19 (Aug. 12, 1983).
[2]
See, Securities and Exchange Commission Amicus Curiae Brief dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N.D. Cal.) at 8 and 9; SEC Release No. IC 29776 (Aug. 31, 2011), footnote 167 and accompanying text.

BROWN ADVISORY
901 South Bond Street, Suite 400, Baltimore, MD 21231
410-537-5400   800-645-3923

www.brownadvisory.com

Because the Sustainable Growth Fund does not have a stated investment strategy of specifically investing in industry sectors, and because the Fund’s holdings may change based upon determinations made by the portfolio managers of the Fund in response to various market events and conditions, the Trust does not believe that it would be appropriate at this time to add additional disclosure about the potential risks related to exposure to industry sectors or to add disclosure that the Sustainable Growth Fund invests in industry sectors as part of its principal investment strategies. In the event that the Fund’s portfolio managers ultimately determine to identify certain specific industry sectors as potential subjects for concentrated investment by the Fund, the Trust would, under those circumstances, consider adding additional disclosure with respect to the subject industry sectors, including relevant risk disclosure.

3.  Form N-CSR – Various Funds

Comment: For the Funds listed below, please explain how the Schedule of Investments met the requirements to categorize by type of investment and the related industry, country or geographic location as required by Rule 12-12 of Regulation S-X at footnote 2.

a. Mortgage Securities Fund
b. Tax-Exempt Bond and Tax-Exempt Sustainable Bond
c. Sustainable Bond
d. Intermediate Bond

Response:  In response to the Staff’s comment, the Trust intends to consider revising the presentation format in future filings in a manner that would provide for further sub-categorization of the Funds’ portfolio holdings based upon relevant categories, including related industry, country or geographic region of the subject investment, to the extent applicable.

4.  Form N-CSR – Tender Option Bonds

Comment: The Staff noted that certain of the Funds engaged in Tender Option Bond transactions, as disclosed in Note 2.G in the Notes to the Financial Statements. The Staff noted that while the average amount of borrowing was disclosed, the amount of the average interest rate was not also disclosed. Please update this information in future filings in a manner consistent with Rule 6-07.3 of Regulation S-X.

Response: The requested additional disclosure will be added to future filings when the Funds are materially engaged in Tender Option Bond transactions.

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BROWN ADVISORY
901 South Bond Street, Suite 400, Baltimore, MD 21231
410-537-5400   800-645-3923

www.brownadvisory.com

  Please do not hesitate to contact the undersigned by telephone at (443) 873-5209 or via e-mail at jcoleman@brownadvisory. with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Julie P. Coleman